                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (AMENDMENT NO. __)(1)

                                KITTY HAWK, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    498326206
                                 (CUSIP Number)

                               SEPTEMBER 30, 2002
             (Date of Event Which Requires Filing of this Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

         [X]      RULE 13D-1(b)
         [X]      RULE 13D-1(c)
         [ ]      RULE 13D-1(d)




--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------- -------------------------------------- ------------------------------------
CUSIP NO. 498326206                                      13G                                     PAGE 2 OF 11 PAGES
--------------------------------------- -------------------------------------- ------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           James B. Rubin
           Resurgence Asset Management, L.L.C. (1)
-------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)  [ ]
           (b)  [ ]
---------- --------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
---------- --------------------------------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
---------- --------------------------------------------------------------------------------------------------------
                                        5       SOLE VOTING POWER
                NUMBER                          7,453,308 (1)

               OF SHARES                ------- -------------------------------------------------------------------
                                        6       SHARED VOTING POWER
             BENEFICIALLY
                                                -0-
               OWNED BY                 ------- -------------------------------------------------------------------
                                        7       SOLE DISPOSITIVE POWER
                 EACH
                                                7,453,308 (1)
               REPORTING                ------- -------------------------------------------------------------------
                                        8       SHARED DISPOSITIVE POWER
              PERSON WITH
                                                -0-

---------- --------------------------------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,453,308 (1)
---------- --------------------------------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [ ]
---------- --------------------------------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           14.9%
---------- --------------------------------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IA
-------------------------------------------------------------------------------------------------------------------
                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------------------------------------------------------------------------------------------------------------


(1) Resurgence Asset Management, L.L.C. ("RAM") exercises voting and dispositive power over the Issuer's securities solely in RAM's capacity as the general partner and/or sole investment advisor of M.D. Sass Corporate Resurgence Partners, L.P., M.D. Sass Corporate Resurgence Partners II, L.P., and M.D. Sass Corporate Resurgence Partners III, L.P. ("Resurgence I, II and III", respectively) and the Resurgence Asset Management, L.L.C. Employee Retirement Plan (the "Plan"). Accordingly, RAM may be deemed to share voting and dispositive power with Resurgence I, II and III and the Plan. Mr. James B. Rubin serves as Chief Investment Officer and is responsible for the day-to-day investment activities of RAM. In addition, funds which are required to invest side by side with funds managed by RAM and RAMI (as defined on the next page) beneficially own an additional 181,889 shares of Issuer's common stock in the aggregate.

--------------------------------------- -------------------------------------- -------------------------------------
CUSIP NO. 498326206                                      13G                                     PAGE 3 OF 11 PAGES
--------------------------------------- -------------------------------------- -------------------------------------

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           James B. Rubin
           Resurgence Asset Management International, L.L.C. (1)
---------- ---------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)  [ ]
           (b)  [ ]
---------- ---------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
---------------------------------------- ------- -------------------------------------------------------------------
                                         5       SOLE VOTING POWER
                NUMBER
                                                 1,278,489 (1)
               OF SHARES                 ------- -------------------------------------------------------------------
                                         6       SHARED VOTING POWER
             BENEFICIALLY
                                                 -0-
               OWNED BY                  ------- -------------------------------------------------------------------
                                         7       SOLE DISPOSITIVE POWER
                 EACH
                                                 1,278,489 (1)
               REPORTING                 ------- -------------------------------------------------------------------
                                         8       SHARED DISPOSITIVE POWER
              PERSON WITH                        -0-

---------- ---------------------------------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,278,489 (1)
---------- ---------------------------------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [ ]
---------- ---------------------------------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           2.6%
---------- ---------------------------------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IA
--------------------------------------------------------------------------------------------------------------------
                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------------------------------------------


(1) Resurgence Asset Management International, L.L.C. ("RAMI") exercises voting and dispositive power over Issuer's securities solely in RAMI's capacity as sole special shareholder of and sole investment advisor of M.D. Sass Corporate Resurgence International, Ltd. Accordingly, RAMI may be deemed to share voting and dispositive power with M.D. Sass Corporate Resurgence International, Ltd. Mr. James B. Rubin serves as Chief Investment Officer and is responsible for the day-to-day investment activities of RAMI. In addition, funds which are required to invest side by side with funds managed by RAM and RAMI beneficially own an additional 181,889 shares of Issuer's Common Stock in the aggregate.

--------------------------------------- -------------------------------------- -------------------------------------
CUSIP NO. 498326206                                      13G                                     PAGE 4 OF 11 PAGES
--------------------------------------- -------------------------------------- -------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           James B. Rubin
           Re/Enterprise Asset Management, L.L.C. (1)
---------- ---------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)  [ ]
           (b)  [ ]
---------- ---------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
---------------------------------------- ------- -------------------------------------------------------------------
                                         5       SOLE VOTING POWER
                NUMBER
                                                 2,412,368 (1)
               OF SHARES                 ------- -------------------------------------------------------------------
                                         6       SHARED VOTING POWER
             BENEFICIALLY                        -0-
                                         ------- -------------------------------------------------------------------
               OWNED BY                  7       SOLE DISPOSITIVE POWER

                 EACH                            2,412,368 (1)
                                         ------- -------------------------------------------------------------------
               REPORTING                 8       SHARED DISPOSITIVE POWER

              PERSON WITH                        -0-
---------------------------------------- ---------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,412,368 (1)
---------- ---------------------------------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [ ]
---------- ---------------------------------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           4.8%
---------- ---------------------------------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IA
--------------------------------------------------------------------------------------------------------------------
                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------------------------------------------

(1) Re/Enterprise Asset Management L.L.C. ("REAM") exercises voting and dispositive power over the Issuer's securities (a) as the sole investment advisor to two employee pension plans and (b) as general partner and sole investment advisor of M.D. Sass Re/Enterprise Portfolio Company, L.P. ("Enterprise") and M.D. Sass Re/Enterprise II, L.P. ("Enterprise II"). Accordingly, REAM may be deemed to share voting and dispositive power with each of the pension plans and with Enterprise and Enterprise II. Mr. James B. Rubin serves as Chief Investment Officer and is responsible for the day-to-day investment activities of REAM.

CUSIP NO. 498326206                 13G                      PAGE 5 OF 11 PAGES


ITEM 1(a)         NAME OF ISSUER:

                  Kitty Hawk, Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1515 West 20th Street
                  P.O. Box 612787
                  DFW Airport, Texas  75261

ITEM 2(a)         NAME OF PERSON FILING:

                  Resurgence Asset Management, L.L.C.  ("RAM")
                  Resurgence Asset Management International, L.L.C. ("RAMI") Re/Enterprise Asset Management, L.L.C. ("REAM")

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  10 New King Street
                  White Plains, New York  10604

ITEM 2(c)         CITIZENSHIP:

                  USA

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e)         CUSIP NUMBER:

                  498326206

CUSIP NO. 498326206                    13G                  PAGE 6 OF 11 PAGES


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a)  [ ] Broker or dealer registered under Section 15 of the
                           Exchange Act;
                  (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange
                           Act;
                  (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;
                  (d)  [ ] Investment company registered under Section 8 of the
                           Investment Company Act
                  (e)  [X] An investment advisor in accordance with
                           Rule 13d-1(b)(1)(ii)(E);
                  (f)  [ ] An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(G);
                  (g)  [ ] A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G);
                  (h)  [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
                  (i)  [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
                  (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

ITEM 4.           OWNERSHIP.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a) AMOUNT BENEFICIALLY OWNED:

                  See Item 9 of each cover page. The Issuer was a debtor-in-possession under Chapter 11 of the U.S. Bankruptcy Act of 1986, as amended. The amount beneficially owned for each Reporting Person has been calculated based on the maximum number of shares that each Reporting Person may be entitled to receive under the Issuer's plan of reorganization (the "Bankruptcy Plan") as of the date the Bankruptcy Plan became effective (September 30, 2002). Certain of the funds and/or accounts managed the Reporting Persons have agreed for a period of time to defer their right to receive an as of yet undetermined number of shares of the Issuer's common stock that they would be entitled to receive immediately under the Bankruptcy Plan pending resolution of certain disputes between the Issuer and the U.S. Department of Transportation. As such, certain of the Reporting Persons may not have voting or dispositive power, and therefore beneficial ownership, over an as yet undetermined number of such shares of the Issuer's common stock.

                  (b) PERCENT OF CLASS:

                  See Item 11 of each cover page. The percentage of the Issuer's common stock beneficially owned by each Reporting Person has been calculated based on (i) the maximum number of shares that each Reporting Person may be entitled to receive under the Bankruptcy Plan as of the date the Bankruptcy Plan became effective

CUSIP NO. 498326206                    13G                  PAGE 7 OF 11 PAGES

                  (September 30, 2002) and (ii) assuming that the Issuer will issue all 50,000,000 shares of its common stock as provided in the Bankruptcy Plan.

                  (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                          (i)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                                   See Item 5 of each cover page and Item 4(a) above.

                          (ii)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                                   See Item 6 of each cover page and Item 4(a) above.

                          (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                                   See Item 7 of each cover page and Item 4(a) above.

                          (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                                   See Item 8 of each cover page and Item 4(a) above.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  See footnotes to each cover page.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

CUSIP NO. 498326206                    13G                  PAGE 8 OF 11 PAGES

ITEM 10.          CERTIFICATIONS.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            October 11, 2002

                          RESURGENCE ASSET MANAGEMENT, L.L.C.


                          By:      /s/James B. Rubin
                             --------------------------------------------------
                                James B. Rubin, Co-Chairman

                          RESURGENCE ASSET MANAGEMENT INTERNATIONAL, L.L.C.


                          By:      /s/James B. Rubin
                             --------------------------------------------------
                                James B. Rubin, Co-Chairman

                          RE/ENTERPRISE ASSET MANAGEMENT, L.L.C.


                          By:      /s/James B. Rubin
                             --------------------------------------------------
                                James B. Rubin, Co-Chairman

CUSIP NO. 498326206                    13G                  PAGE 9 OF 11 PAGES


                          EXHIBIT INDEX TO SCHEDULE 13G
                                KITTY HAWK, INC.

EXHIBIT 1

Agreement between Resurgence Asset Management, L.L.C. ("RAM"), Resurgence Asset Management International, L.L.C. ("RAMI") and Re/Enterprise Asset Management L.L.C. ("REAM").

EXHIBIT 2

Disclaimer of beneficial ownership by RAM, RAMI and REAM.

CUSIP NO. 498326206                    13G                  PAGE 10 OF 11 PAGES


                                    EXHIBIT 1

                  AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

Each of the undersigned hereby affirms that it is individually eligible to use
Schedule 13G, and agrees that this Schedule 13G is filed on its behalf.

Dated:   October 11, 2002

                          RESURGENCE ASSET MANAGEMENT, L.L.C.


                          By:      /s/ James B. Rubin
                             ---------------------------------------------------
                                James B. Rubin, Co-Chairman

                          RESURGENCE ASSET MANAGEMENT INTERNATIONAL, L.L.C.


                          By:      /s/ James B. Rubin
                             ---------------------------------------------------
                                James B. Rubin, Co-Chairman

                          RE/ENTERPRISE ASSET MANAGEMENT, L.L.C.


                          By:      /s/ James B. Rubin
                             ---------------------------------------------------
                                James B. Rubin, Co-Chairman

CUSIP NO. 498326206                    13G                  PAGE 11 OF 11 PAGES


                                    EXHIBIT 2

                       DISCLAIMER OF BENEFICIAL OWNERSHIP

Each of the undersigned disclaims beneficial ownership of the securities referred to in the Schedule 13G to which this exhibit is attached, and the filing of this Schedule 13G shall not be construed as an admission that any of the undersigned is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13G.

Dated:   October 11, 2002

                               RESURGENCE ASSET MANAGEMENT, L.L.C.


                               By:      /s/ James B. Rubin
                                  ----------------------------------------------
                                     James B. Rubin, Co-Chairman

                               RESURGENCE ASSET MANAGEMENT INTERNATIONAL, L.L.C.


                               By:      /s/ James B. Rubin
                                  ----------------------------------------------
                                     James B. Rubin, Co-Chairman

                               RE/ENTERPRISE ASSET MANAGEMENT, L.L.C.


                               By:      /s/ James B. Rubin
                                  ----------------------------------------------
                                     James B. Rubin, Co-Chairman